

Mail Stop 4631

May 15, 2017

Stacy McLaughlin
Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

> **Re: Willdan Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2017**
> **File No. 333-217356**
> **Form 10-K for Fiscal Year Ended December 30, 2016**
> **Filed March 10, 2017**
> **File No. 001-33076**

Dear Ms. McLaughlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2016

General

1. Please be advised that you must clear any outstanding Staff comments on your Form 10-K for the year ended December 30, 2016 before you may request to accelerate the effectiveness of your registration statement.

Financial Statements

Note 2- Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

2. We note your disclosure stating that as of December 30, 2016 you had one variable interest entity that you consolidate since you are the primary beneficiary. We further note no discussion of this VIE in prior periodic reports. Please tell us the nature of and any changes in your involvement with this entity during 2016 in order to consolidate and expand your disclosure to provide the information required ASC 810-10-50, as applicable to you.

Note 3- Business Combinations, page F-18

3. We note your disclosure stating that, on March 4, 2016, you acquired substantially all of the assets of Genesys Engineering P.C. for approximately $15.1 million. Please tell us what consideration you gave to the financial statement and pro forma financial information requirements in Regulation S-X for this acquisition, and provide us with your significance tests. In this regard we note the purchase price represents approximately 21% of your consolidated assets as of January 1, 2016.

Note 8- Accrued Expenses, page F-26

4. Tell us the nature of your unvouchered accounts payable balance, why it has significantly increased during 2016 and the three months ending March 31, 2017 and how you considered Rule 5-02.20 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: John-Paul Motley, Esq.